For John Hancock Financial Industries Fund

On March 20, 2013, the Board of Trustees approved the establishment of a new share class, Class NAV shares, for the John Hancock Financial Industries Fund and the related Multi-Class Plan.  The Certificate of Establishment and the Rule 18f-3 Multi-Class Plan are attached as exhibits herewith. The Board also authorized the filing of the related post-effective amendment to the Fund’s registration statement which was filed on April 22, 2013, accession number 0001133228-13-001576.

For John Hancock Financial Industries Fund, John Hancock Regional Bank Fund and John Hancock Small Cap Equity Fund

On May 17, 2013, the Board approved an amendment to the Registrant’s sub-investment management contract regarding best execution, including foreign currency transactions.  The amendment is attached as an exhibit herewith.